This is the form of material change report required under Section 85(1) of the Securities Act

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Minerals Inc.

Cathedral Place

Suite 1304 – 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

April 3, 2006

Item 3.

Press Release

Issued on April 3, 2006, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Northern Canadian Minerals Inc. is pleased to announce it has signed a binding Letter Agreement with the Miller-Berdahl Partnership (“ MB ”) to acquire a 100% interest in over 12,000 acres of uranium mineral claims and State of Wyoming leases (the “Properties”).  The Properties are located in four historic uranium producing districts; three in Wyoming, and one in South Dakota.  The Properties contain uranium mineralization that was explored during historic drilling completed by previous mining companies.  Two properties contain historic mines that operated until the down-turn of the uranium market in the late 1970’s.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Hari Varshney

Peeyush K. Varshney

President and Director

Secretary and Director

Suite 1304 – 925 West Georgia St.

Suite 1304 – 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 3rd day of April 2006.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Secretary and Director
Position / Title Vancouver, B.C.
Place of Declaration